Exhibit 99.1
Gold Fields Limited
Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
JSE, NYSE, DIFX Share Code: GFI
ISIN Code:ZAE000018123
(“Gold Fields” or the “Company”)

DEALING IN SECURITIES BY A PRESCRIBED OFFICER

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") the Company hereby advises that a director of a major subsidiary of Gold Fields accepted his Performance Shares which were awarded in terms of the Gold Fields 2012 Share Plan (“Scheme”) as amended.

Accordingly, the following trades are announced:

Name of Director of Major subsidiary	B Mokoatle
Nature of transaction	On market sale and retention of shares in terms of the above scheme
Class of Security	Ordinary shares
Nature of interest	Direct and Beneficial
Transaction Date	10/03/2023
Number of Shares traded	8,513
Number of Shares retained	9,796
Market Price per shares traded	R169.0434
Market Price per shares retained	R172.2700
Total Value	R3,126,623.38

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.

14 March 2023
Sponsor:
J.P. Morgan Equities South Africa (Pty) Ltd